mm

RECEIVED
MAR 0 3 2015
SEC MAIL PROCESSING SECTION
WASH. D.C.
201

15049670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ensemble Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

179 Sully's Trail, Suite 200
(No. and Street)

Pittsford	New York	14534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Chestnut Streeet, Suite 1200	Rochester	New York	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, Philip Ciantro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ensemble Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

DOMINICK M LETTIERI
Notary Public - State of New York
NO. 01LE6183336
Qualified in Kings County
My Commission Expires 03/17/2016

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

PITTSFORD, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

CONTENTS

MMB
MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of TFA Management, Inc.) which comprise the statement of financial condition as of December 31, 2014 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Ensemble Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ensemble Financial Services, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY · Canandaigua, NY · Hornell, NY · An Independent Member of the BDO Seidman Alliance

The Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Ensemble Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Ensemble Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 27, 2015

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

CURRENT ASSETS	
Cash	$ 169,369
Prepaid expenses	39,702
Insurance claim receivable from related party	499,000
TOTAL CURRENT ASSETS	708,071
PROPERTY AND EQUIPMENT	
Furniture and fixtures	64,692
Office equipment	25,384
Leasehold improvements	81,795
	171,871
Less accumulated depreciation	118,158
	53,713
OTHER	285,884
	$ 1,047,668

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 509,768
Other	585
TOTAL CURRENT LIABILITIES	510,353
STOCKHOLDER'S EQUITY	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	5,000
Additional paid-in capital	308,296
Retained earnings	224,019
TOTAL STOCKHOLDER'S EQUITY	537,315
	$ 1,047,668

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

Revenue:		
Commissions		$ 418,166
Other		30,751
	TOTAL REVENUE	448,917
Operating expenses:		
Management fee		189,034
Insurance		179,919
Other		230,080
	TOTAL OPERATING EXPENSES	599,033
	LOSS BEFORE INCOME TAXES	(150,116)
Income tax benefit		(59,020)
	NET LOSS	$ (91,096)

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balance at January 1, 2014	100	$ 5,000	$ 3,800	$ 815,115	$ 823,915
Net loss	-	-	-	(91,096)	(91,096)
Contribution from Parent	-	-	304,496	-	304,496
Dividends paid	-	-	-	(500,000)	(500,000)
BALANCE AT December 31, 2014	100	$ 5,000	$ 308,296	$ 224,019	$ 537,315

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOWS - OPERATING ACTIVITIES	
Net loss	$ (91,096)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation	10,229
Deferred income tax benefit	(59,020)
Changes in certain assets and liabilities affecting operations:	
Prepaid expenses	(2,179)
Insurance claim receivable from related party	(499,000)
Other assets	(8,800)
Accounts payable and accrued expenses	481,982
Other current liabilities	(571)
NET CASH USED FOR OPERATING ACTIVITIES	(168,455)
CASH FLOWS - FINANCING ACTIVITIES	
Dividends paid	(500,000)
Contribution from Parent	304,496
Decrease in amounts due from Parent	109,181
NET CASH USED FOR FINANCING ACTIVITIES	(86,323)
NET DECREASE IN CASH	(254,778)
Cash at beginning of year	424,147
CASH AT END OF YEAR	$ 169,369

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Ensemble Financial Services, Inc. (a wholly owned subsidiary of TFA Management, Inc. "TFA") (the "Company" or "Ensemble"), located in Pittsford, New York, is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker/dealer. In 2012, the parent company changed their legal name from AM&M Financial Services, Inc. to TFA Management, Inc. The Company sells securities to clients across the country. TFA operates as a subsidiary of Tompkins Financial Corporation ("Tompkins") and Ensemble operates as a wholly-owned subsidiary of TFA.

In February 2011 management announced a repurposing of the Company and decided to exit the independent advisor support business. The Company currently continues to provide brokerage services for customers of TFA and Tompkins.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting.

Cash

Cash is maintained at a financial institution located in New York State and is insured by the FDIC up to $250,000 at each institution. In the normal course of business, the cash account balance at any given time may exceed insured limits. However, the Company has not experienced any losses in such accounts and does not believe it is exposed to significant risk in cash.

Property and equipment

Property and equipment are stated on the basis of cost. Furniture, fixtures and office equipment are primarily depreciated over a period of three to ten years and leasehold improvements are depreciated over a period of ten to forty years. Depreciation is computed by using the straight-line method over the estimate useful lives of the assets for financial reporting purposes.

Major expenditures for renewals and betterments are capitalized while expenditures for replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. When assets are retired or otherwise disposed of, the cost and accumulated depreciation thereon are removed from the accounts and resulting gains or losses are included in operations.

Deposit

The Company has a cash deposit with an organization which transacts security trades on behalf of the Company. This deposit is refundable when the relationship is terminated.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Recognition of revenue
Commissions are recorded on a trade-date basis as securities transactions occur.

Income taxes
The Company is included in the consolidated Federal and New York State income tax returns of its ultimate parent company, Tompkins Financial Corporation. As part of an informal tax sharing agreement, the Company pays TFA an amount based on its percentage of TFA's total pretax income. The amount of current tax or benefit is either remitted to or received from TFA. The Company has recorded a deferred tax asset of $228,366 at December 31, 2014, relating to cumulative net operating losses incurred by Ensemble. This amount is included in other assets on the statement of financial condition.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events
The Company has evaluated subsequent events for potential recognition and/or disclosure and determined that except for the matter disclosed in Note E, no further disclosures were required.

NOTE B: RELATED PARTY TRANSACTIONS

Management fee
The Company is charged a management fee by TFA for providing administrative services, office space and equipment. This fee is based upon salaries and other administrative costs and was $189,034 for the year ended December 31, 2014. Management believes that the method used to allocate the costs and expenses is reasonable; however, such allocated amounts may or may not necessarily be indicative of what actual expenses would have been incurred had the Company operated independently of TFA.

There was no balance due from parent at December 31, 2014. The Company maintains a noninterest bearing commercial checking account with a subsidiary bank of Tompkins. The amount held with the related bank was $169,369 at December 31, 2014. This amount is included in cash on the statement of financial condition.

NOTE C: REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a specified ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. As of December 31, 2014 the Company had net capital of $(290,984) which was $340,984 less than its required net capital of $50,000. This deficiency and the resulting failure to meet the ratio of aggregate indebtedness to net capital are direct results of treating the insurance claim receivable from related party described in Note E as a non-allowable asset.

The Company claims an exemption from the provisions of the SEC's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

NOTE D: UNCERTAIN TAX POSITIONS

Accounting principles generally accepted in the United States of America prescribe minimum recognition thresholds for evaluating uncertain income tax positions, and provide guidance on derecognition, measurement, classification, interest and penalties, and disclosure.

Tompkins Financial Corporation files tax returns in the U.S. federal jurisdiction and in various state jurisdictions. With few exceptions, as of December 31, 2014, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years ended prior to December 31, 2011. The tax returns for the years ended December 31, 2011 through December 31, 2014 are still subject to potential audit by the IRS and state taxing authorities. Management of the Company believes it has no material uncertain tax positions and, accordingly it has not recognized any liability for unrecognized tax benefits.

NOTE E: SUBSEQUENT EVENTS

On February 19, 2015, the Company was informed that it lost arbitration related to a client matter and is required to pay damages totaling approximately $1,200,000. The Company's errors and omissions insurance will cover approximately $700,000 and the Company will be required to pay the remaining $500,000. Accordingly, $500,000 is recorded as accounts payable and accrued expenses in the accompanying statement of financial condition. The Company then submitted a claim under its captive insurance policy for $500,000. The claim was granted less a deductible amount of $1,000. Accordingly, $499,000 is recorded as insurance claim receivable from related party in the accompanying statement of financial condition.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

SUPPLEMENTARY INFORMATION

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholder's equity		$ 537,315
Less non-allowable assets:		
Prepaid expenses		39,702
Insurance claim receivable from related party		499,000
Property and equipment, net		53,713
Other		235,884
		828,299
Less haircuts on debt securities		-
NET CAPITAL		$ (290,984)
Computation of basic net capital requirement:		
6-2/3% of aggregate indebtedness	$ 34,024	
Minimum requirement	$ 50,000	
Greater of the above		$ 50,000
NET CAPITAL DEFICIENCY		$ (340,984)
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses		$ 509,768
Other current liabilities		585
TOTAL AGGREGATE INDEBTEDNESS		$ 510,353

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Net Capital per Company's unaudited Part II Focus Report as of December 31, 2014	$ 209,016
Recognition of subsequent event, as described in Note E of the audited financial statements	(500,000)
Net Capital per audited financial statements	$ (290,984)

MMB
MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ensemble Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption From Rule 15c3-3, in which (1) Ensemble Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ensemble Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Ensemble Financial Services, Inc. stated that Ensemble Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Ensemble Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ensemble Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 27, 2015

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY · Canandaigua, NY · Hornell, NY · An Independent Member of the BDO Seidman Alliance

Ensemble
Financial Services

ENSEMBLE FINANCIAL SERVICES, INC.
EXEMPTION FROM RULE 15C3-3
YEAR ENDED DECEMBER 31, 2014

Ensemble Financial Services, Inc. is exempt from the provisions of Rule 240.15c3-3, because it meets the exemption provision set forth in paragraph 240.15c3-3(k)(2)(ii).

Ensemble Financial Services, Inc. met the exemption provision in paragraph 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2014, without exception.

Member FINRA, SIPC
179 Sully's Trail, Suite 200, Pittsford, New York 14534 P 585-248-0050 F 585-248-0238